# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: THREDUP INC., CIK 0001484778
CUSIP: 88556E102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 969 BROADWAY, SUITE 200, OAKLAND, California (CA), 94607
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-23-021981
Filed by CIK 0001461710

## Reporting persons
- Trinity TVL X, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,833,241; sole dispositive power 0; shared dispositive power 2,833,241; aggregate amount beneficially owned 2,833,241 (3.1% of the class)
- Trinity Ventures X LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,790,194; sole dispositive power 0; shared dispositive power 2,790,194; aggregate amount beneficially owned 2,790,194 (3% of the class)
- Trinity X Entrepreneurs Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,627; sole dispositive power 0; shared dispositive power 27,627; aggregate amount beneficially owned 27,627 (0% of the class)
- Trinity X Side-By-Side Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,420; sole dispositive power 0; shared dispositive power 15,420; aggregate amount beneficially owned 15,420 (0% of the class)
- TVL Management Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,833,288; sole dispositive power 0; shared dispositive power 2,833,288; aggregate amount beneficially owned 2,833,288 (3.1% of the class)
- Ajay Chopra: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 957; shared voting power 2,833,288; sole dispositive power 957; shared dispositive power 2,833,288; aggregate amount beneficially owned 2,834,245 (3.1% of the class)
- Noel J. Fenton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,031; shared voting power 2,833,288; sole dispositive power 1,031; shared dispositive power 2,833,288; aggregate amount beneficially owned 2,834,319 (3.1% of the class)
- Patricia Nakache: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 173,593; shared voting power 2,833,288; sole dispositive power 173,593; shared dispositive power 2,833,288; aggregate amount beneficially owned 3,006,881 (3.3% of the class)

## Item 1. Issuer
Name of issuer: THREDUP INC.
Address of issuer's principal executive offices: 969 BROADWAY, SUITE 200, OAKLAND, CA, 94607.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Trinity TVL X, LLC ("Trinity TVL X")
Trinity Ventures X, L.P. ("Trinity X")
Trinity X Entrepreneurs' Fund, L.P. ("TEF X")
Trinity X Side-By-Side Fund, L.P. ("Trinity SBS X")
TVL Management Corp. ("TVL Management")
Ajay Chopra ("Chopra")
Noel J. Fenton ("Fenton")
Patricia E. Nakache ("Nakache")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Trinity Ventures
325 Sharon Park Dr., #458
Menlo Park, CA 94025
Citizenship:
Trinity TVL X Delaware
Trinity X Delaware
TEF X Delaware
Trinity SBS X Delaware
TVL Management Delaware
Chopra United States
Fenton United States
Nakache United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of February 13, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,790,194 shares of Class B common stock held directly Trinity X; (ii) 27,627 shares of Class B common stock held directly by TEF X; (iii) 15,420 shares of Class B common stock held by Trinity SBS X; (iv) 47 shares of Class A common stock held directly by TVL Management; (v) 957 shares of Class A common stock held directly by Chopra; (vi) 1,031 shares of Class A common stock held by Fenton; and (vii) 173,593 shares of Class A common stock held by Nakache. Each share of Class B common stock is convertible into one share of Class A common stock.

Trinity TVL X is the general partner of each of Trinity X, TEF X and Trinity SBS X and shares voting and investment authority over the shares held by each of Trinity X, TEF X and Trinity SBS X. TVL Management, Chopra, Fenton, and Nakache are Management Members of Trinity TVL X and each of TVL Management, Chopra, Fenton, and Nakache shares power to direct the voting and disposition of the shares owned by Trinity X, TEF X and Trinity SBS X.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of February 13, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon the sum of: (i) 85,660,389 shares of the Issuer's Class A common stock outstanding as of October 28, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 4, 2024 and (ii) 3,966,753 shares of Class A common stock issued subsequent to October 28, 2024 upon conversion of shares of Class B common stock by the Reporting Persons, in each case, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class B common stock beneficially owned by such Reporting Person.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of February 13, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of February 13, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of February 13, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of February 13, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Trinity TVL X, LLC: /s/ Lyle McCulloch, By Lyle McCulloch, VP -Finance (02/14/2025)
- Trinity Ventures X LP: /s/ Lyle McCulloch, By Trinity TVL X, LLC, its General Partner, By Lyle McCulloch, VP -Finance (02/14/2025)
- Trinity X Entrepreneurs Fund, L.P.: /s/ Lyle McCulloch, By Trinity TVL X, LLC, its General Partner, By Lyle McCulloch, VP -Finance (02/14/2025)
- Trinity X Side-By-Side Fund, L.P.: /s/ Lyle McCulloch, By Trinity TVL X, LLC, its General Partner, By Lyle McCulloch, VP -Finance (02/14/2025)
- TVL Management Corp.: /s/ Lyle McCulloch, By Lyle McCulloch, VP -Finance (02/14/2025)
- Ajay Chopra: /s/ Ajay Chopra, Ajay Chopra (02/14/2025)
- Noel J. Fenton: /s/ Noel J. Fenton, Noel J. Fenton (02/14/2025)
- Patricia Nakache: /s/ Patricia E. Nakache, Patricia E. Nakache (02/14/2025)